ISSUED ON BEHALF OF RELX PLC AND RELX NV

Director/PDMR Shareholdings

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Gunjan Aggarwal
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX NV
b)	LEI	549300XO8R7MPISUO753
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of €0.07 each

	Identification code	ISIN: NL0006144495

b)	Nature of the transaction	Sale
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		€18.72	1,224

d)	Aggregated information	n/a (single transaction)

- Aggregated volume

- Price

e)	Date of the transaction	2018-09-06
f)	Place of the transaction	Euronext Amsterdam Stock Exchange (XAMS)